Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Helix Fitness, Inc.
572 Freeport St., Unit A
Boston, MA 02122
https://helixfitness.com/

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Helix Fitness, Inc.
Address: 572 Freeport St., Unit A, Boston, MA 02122
State of Incorporation: DE
Date Incorporated: March 03, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $500.00

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Company Perks*</u>

Time Based

First Week

Receive 10% Bonus Shares

Second Week

Receive 5% Bonus Shares

Amount Based

$500+

Receive a Free Scoop Lateral Trainer $299 value (shipping and handling not included).

$1,000+

Free Scoop Lateral Trainer ($299 value) + Helix Stainless Water Bottle and a baseball cap or 30% off any Helix branded product

$2,500+

Free Scoop Lateral Trainer ($299 value) + Helix Stainless Water Bottle and a baseball cap or 40% off any Helix branded product

$5,000+

Receive a free Helix Lateral Trainer H1000 ($2999 value) or 50% off any Helix Branded Product.

$10,000+

Receive a free Helix Lateral Trainer 3500 ($4999 value) + 5% bonus shares

$20,000+

Receive a free Helix Lateral Trainer 3500 ($4999 value) + 10% bonus shares

$50,000+

Receive a free Helix Lateral Trainer 3500 ($4999 value) + 15% bonus shares

$100,000+

Receive a free Helix Lateral Trainer 3500 ($4999 value) + 20% bonus shares

**All perks occur when the offering is completed.*

**All perks can be exchanged for a donation to one of three charities at an equivalent amount based on product costs.*

**All perks that include the Scoop lateral trainer can be gifted from the investor to a senior/retiree.*

The 10% StartEngine Owners' Bonus

Helix will offer 10% additional bonus shares of Common Stock for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares of Class A Common Stock (Non-Voting) which they purchase in this offering. For example, if you buy 100 shares of common shares at $2.00 / share, you will receive and own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Helix Fitness, Inc. invented and is the owner of multiple patents related to lateral training fitness technology. We are fully integrated from initial design through to distribution to direct consumer sales. We design and develop the products in the USA for production overseas via contract manufacturers. We presently import and market our products In the US and soon the world. In addition, we wholesale products to the commercial fitness industry as well as retail direct to consumers via online and Direct

Response TV advertising.

The company was initially incorporated in Massachusetts in 2000 as M&S Distribution Inc., and converted into Helix Fitness, Inc., a Delaware corporation, in March 2021.

Competitors and Industry

Our lateral technology is patented and proprietary and therefore we don't have any direct competitors of this technology. However, there is one other competitor that has a competive skating training that is consider lateral training and named after the category that we introduced to the industry following our first patent approval in 2008. Our lateral training products are for the development of cardio fitness as well as strengthening and toning the body from the "core to the floor". The top three cardio modalities that would be competitors to our technology include (from largest to smallest market share) Treadmills, Ellipticals, Indoor Cycles. These three products make up the majority of the cardio sales in home and commercial fitness products.

Current Stage and Roadmap

Our company is an established business with an established supply chain, customer base and product line with revenues in 2020 that exceeded $4,000,000. All of our products are fully in production and on sale online, in stores and via TV Direct response advertising. In 2020, we expanded our marketing with paid social media campaigns and TV advertising. Sales revenue in 2020 increased over 300% over 2019 from the new marketing effort. With the rapid growth due to demand for connected fitness, industry demand for the latest fitness technology and the access to more production and inventory in 2021, we expect that we will again more than double our net sales revenue in 2021 to approximately $9.4 million, with projected cost of goods sold at about $4.1 million, projected gross margin at $5.2 million, and projected expenses at $5 million.

The Team

Officers and Directors

Name: Leonard Snyderman

Leonard Snyderman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CEO
  Dates of Service: January 20, 2000 - Present
  Responsibilities: Management of the day-to-day business as well as the development of future products and initiatives. Oversee the multiple agencies that the company uses to market and sell the products. Salary of $300,000.

- **Position:** Treasurer; Director; Secretary

Dates of Service: January 20, 2000 - Present
Responsibilities: Board of Director.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the

benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the health and wellness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of product, the marketing and sale of fitness equipment. Our revenues are therefore dependent upon the market for fitness equipment.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at

a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns ten patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection

without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products is dependent on outside government regulations such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Helix Fitness, Inc., or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Helix Fitness, Inc., could harm our reputation and materially negatively impact our financial condition and business.

COVID Related Risks
The ongoing COVID-19 pandemic and measures intended to prevent its spread could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Exchange Rate Fluctuations
Fluctuations in exchange rates between the Chinese Renminbi and the United States Dollar may increase our costs and materially adversely affect our business.

Changes to Trade regulation, Quotas, Duties or Tariffs
Changes to trade regulation, quotas, duties or tariffs, caused by the changing U.S. and geopolitical environments or otherwise, may increase our costs and materially adversely affect our business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Leonard Snyderman	11,200,000	Common Stock	80.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 17,000,000 with a total of 14,000,000 outstanding.

Voting Rights

One share, one vote

Material Rights

The total amount of shares outstanding on a fully diluted basis (14,000,000) includes 2,800,000 shares reserved in an Equity Incentive Plan.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

2020 was a very successful year for the Company as we experienced record revenues and unit sales. 2020 sales revenue was $4,086,909, up more than 300% from 2019. This increase in sales was primarily driven by our new initiative toward direct-to-consumer e-commerce and TV direct response sales. This new initiative started the year with no sales and achieved more than $2,300,000 in its first year. We believe that this incredible result was primarily driven by two factors: entry into a new lower priced "as seen on TV" product called the Scoop and an aggressive digital marketing campaign that we began in January of 2020. Additionally, 3 of the management team have extensive history and experience selling direct to consumers. Further, as COVID-19 has changed the fitness market, likely for the next 3-5 years, we expect the growth to continue in 2021 with sales again more than doubling from e-commerce and TV sales channels along with the resulting growth in our wholesale channels due to the extensive marketing and advertising. Many people still want to "try before they buy" and therefore after seeing our commercials and marketing, they find local dealers to try and buy locally.

Cost of Sales

Cost of sales in 2020 were $1,099,584 in fiscal year 2020 against sales revenue of $4,099,468 (compared to costs of sales of $669,678 in 2019 against sales revenue of $1,621,478). The significant gross margin afforded us the ability to scale our marketing and advertising budgets to a resulting large percentage increase of sales. Cost of goods as a percentage of sales has decreased year on year primarily due to large volume purchasing of our new Scoop brand as well as our new Helix 3D technology affording us the ability to benefit from economies of scale within our Helix product range.

Gross Profit

Gross profit in 2020 was $2,987,325, up from a 2019 gross profit of $951,800, an increase of about 300%. Gross margins as a percentage of revenue increase from 58.7% in 2019 to more than 73% in 2020. This improved performance was primarily driven by a significant increase in higher-margin direct-to-consumer sales.

Expenses

Expenses in 2020 were $3,248,647, up $1,967,598 from 2019. This increase is primarily additional marketing spend and advertising costs related to the 2020 e-commerce and informercial marketing campaign, website development, and creative fees to launch the two new Shopify stores and $233,000 of legal and product development fees related to the costs of new production as well as the patent expense related to the new patents granted in Europe, China, Taiwan and Japan.

Historical results and cash flows:

We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future. Presently, the company is operating with enough cash to maintain the current level of sales with a growth model of 10-20% per year. This is sustainable with the current cash and financing in hand. Growth, however, is expected to dramatically improved with cash investment that will allow greater growth due to our ability to carry more inventory at one time and engage in more advertising and promotional activities. Presently, our inability to finance more inventory and marketing efforts limits our growth ability to 10-20% per year.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has two small bank credit facilities only. With Bank of America, we have a $50,000 line of credit. With Citizen's Bank, we have a $250,000 line of credit.

At the close of 2021 Q1, cash on hand was $403,268.31.

The cash on hand from two promissory notes in 2020 has enabled the company to purchase inventory on a timely basis and manage advertising expenses. The first promissory note was for $500,000 and the second promissory note was for approximately $150,000.

How do the funds of this campaign factor into your financial resources? (Are these

funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will enable us to more rapidly expand sales revenue. We have seen continued demand and growth in our sales as well as in the fitness category in general. Without the campaign funds, our sales potential will be limited and the year over year growth will likely not exceed 150%. With present cash and credit, we can maintain this lower growth curve. However, we expect that we will again more than double our net sales revenue in 2021 to approximately $9.4 million, with projected cost of goods sold at about $4.1 million, projected gross margin at $5.2 million, and projected expenses at $5 million; 130% increase from 2020.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign will not change the overall viability of the company. The funds will fuel our growth to a higher level.

With or without the funds, our present sources of funds will sustain the company and continue growth albeit lower than potential of roughly 120% year over year. Failing to raise campaign funds will lead us to other sources of funds to achieve our target and exploit the current high demand for connected fitness products. However, failing to raise campaign funds will not affect our ability to operate as we've during the period of growth for the past 18 months.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

There is no reason other than dramatic market changes or world events that would not allow us to operate the company. We have enough cash and inventory to continue to operate indefinitely bar a major and unforeseen market change.

The monthly burn rate approximately $285,000.

How long will you be able to operate the company if you raise your maximum funding goal?

Again, the raise does not and will not determine how long we will be able to operate. We have established products that are continuing to gain market traction as well as fame in the industry. Our proprietary technology backed by 11 US and international patents will maintain our exclusivity and dominance in Lateral Trainers. We own all our production tooling and our production is fully operational thereby reducing the cash need in that area and allowing us to simply order production and receive inventory. Our existing debt is flexible and renewable.

The monthly burn rate approximately $285,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Presently, we have only investigated but have not engaged any other sources of capital. We are aware of a number of local lenders and investors that could be tapped for additional fund for growth were we not able to achieve our funding goals of this campaign. Due to the rapid turn of inventory, the cash nature direct sales, we are able to manage our cash more easily than in the past where receipts were delayed by our wholesale partners.

Indebtedness

- **Creditor:** Line of Credit - Bank of America
  Amount Owed: $38,599.00
  Interest Rate: 9.75%

- **Creditor:** SBA
  Amount Owed: $149,900.00
  Interest Rate: 3.75%
  Maturity Date: March 01, 2050
  Inventory and Assets

- **Creditor:** BEE Investments
  Amount Owed: $136,576.00
  Interest Rate: 12.0%
  Maturity Date: April 01, 2023

- **Creditor:** John Spencer Pingel
  Amount Owed: $500,000.00
  Interest Rate: 6.0%
  Maturity Date: March 31, 2022

- **Creditor:** Paypal
  Amount Owed: $43,171.22
  Interest Rate: 13.25%
  Maturity Date: November 04, 2021
  UCC on inventory and assets

- **Creditor:** Leonard Snyderman
  Amount Owed: $279,942.00
  Interest Rate: 0.0%

Maturity Date: January 01, 2024

Related Party Transactions

- **Name of Entity:** Leonard Snyderman
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Amount owed: $279,942.00
  Interest rate: 0% Maturity date: January 1, 2024
  Material Terms: There are no other material terms to this debt.

- **Name of Entity:** John Spencer Pingel
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Promissory note
  Material Terms: Promissory note in the amount of $500,000 at an interest rate of 6%, maturing in March 2022.

Valuation

Pre-Money Valuation: $28,000,000.00

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

Valuation Basis

Helix has been a recognized brand in the Commercial and Home Fitness market for the past 8 years. Present in more than 2000 Health Clubs around the world and more than 8000 homes. The brand and its patented IP have been proven through independent and university testing to be the most effective form of cardio exercise. In its recent pivot to direct sales with connected online fitness, Helix has quickly captured nearly 20,000 sales of its patented cardio equipment. With patents extending until 2034, Helix has many years to expand its ranking in the at-home and commercial fitness community.

Helix has successfully tested and demonstrated its proprietary lateral training technology that has the potential to scale to millions of households, senior living centers, gyms, and rehab facilities around the world.

Helix has a diverse and talented team with expertise in both the commercial fitness industry as well as the exploding D2T fitness market. The team members have extensive experience in the entire process from product design and development, to sourcing, importing, as well as distribution and the direct to consumer sales model.

The Fitness equipment market is expected to grow at a 3.5'% CAGR from 2020 to 2027. However, more importantly, Helix is a vendor in the global "Connected Gym Equipment" market that will see growth from $255.7m in 2020 to $1.5bn in 2027; a CAGR of 28.3% over the period.

Currently, the market leader in connected fitness is Peloton. Presently valued at $30+bn with annual sales of just over $1bn; over 30x multiple of revenue. Followed by high profile Mirror that was purchase in 2020 by fitness textile giant Lululemon for a reported $500m with sales in the prior year of approximately $15m; over 30x multiple of sales.

As of Dec. 31, 2020, the company's gross revenue has increased 300% over 2019 with the majority derived from its latest product launches and two Shopify stores. Overall, 2019 sales revenue was $1.38M and 2020 revenue was $4.02m.

In consideration of all the factors, management believes a $28m pre-money valuation is reasonable. The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  45.0%
  Helix will focus on three forms of marketing. Firstly Social Media paid marketing on platforms such as Facebook, Instagram and Youtube. The second form will be TV infomercial marketing. Thirdly, a robust email and text campaign to support both Social Media and TV.

- *Research & Development*
  5.0%
  Research and development will be maintained at a level to support current products launched 4th quarter of 2019. Limited new product development.

- *Inventory*
  26.5%
  Inventory requirements as the business expands will grow rapidly. Through

online sales much of the revenue required will be received instanly and therefore fund a minimum of 50% of inventory. The rest will be funded by this raise.

- *Working Capital*
  20.0%
  Working capital will provide the marketing and advertising funds to support a large expansion in the channels that Helix will exploit. The working capital will additionally support growing the human resources require to maintain a robust customer support team needed for D2C sales.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  46.5%
  Marketing efforts will expand after achieving the funding goal to a level that can have the greatest import on short and long term revenue growth. With limited funds, the expansion of revenue by exploiting new channels is difficult and risky. Testing is required in all channels therefore without sufficient funding, that testing would be considered to risky.

- *Research & Development*
  20.0%
  Product development and testing typically takes 18-24 months. With additional funds, projects can be broad to market on a faster timeline with an aim to grow sales revenue. Many development projects are currently underway and these funds will be used to complete the projects as well as testing before launch.

- *Inventory*
  30.0%
  Inventory requirements as the business expands will grow rapidly. Through online sales much of the revenue required will be received instantly and therefore fund a minimum of 50% of inventory. The rest will be funded by this raise. Inventory levels are key to direct response marketing especially during this period of time.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://helixfitness.com/ (www.helixfitness.com/financial).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/helix-fitness

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Helix Fitness, Inc.

[See attached]

M&S DISTRIBUTION, INC.
(dba Helix Company)

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2020 and 2019

(With Accountants' Review Report Thereon)

M&S DISTRIBUTION, INC.
(dba Helix Company)

D∫S

DUFOUR & SCHMITT, LTD
CERTIFIED PUBLIC ACCOUNTANTS

Leonard Snyderman
M&S Distribution, Inc.

We have reviewed the accompanying financial statements of M&S Distribution, Inc. (an S' corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income and retained earnings (deficit), changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Supplementary Information

The supplementary information on pages 11 and 12 is presented for the purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information has been compiled from information that is the representation of management. We have not audited or reviewed the supplementary information and, accordingly, do not express an opinion or provide any assurance on such supplementary information.

321 SOUTH MAIN STREET • SUITE 301 • PROVIDENCE, RI 02903 T: 401.751.7154 F: 401.230.1269

Boston Office: 171 Milk Street, Boston, Massachusetts 02109

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Dufour & Schmitt, Ltd.

March 22, 2021

M&S DISTRIBUTION, INC.
(dba HELIX COMPANY)
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

(See Accountants' Review Report)

ASSETS		2020	2019
CURRENT ASSETS:			
Cash	$	256,942	8,632
Receivables:			
Trade		113,763	131,584
Inventories		469,606	211,811
Prepaid expenses		25,000	233,131
Total current assets		865,311	585,158
PROPERTY, PLANT AND EQUIPMENT, AT COST			
Property, plant and equipment		289,042	283,408
Accumulated depreciation		63,014	23,775
Property, plant and equipment, net		226,028	259,633
TOTAL ASSETS	$	1,091,339	844,791

The accompanying notes are an integral part of these financial statements

LIABILITIES AND STOCKHOLDERS' DEFICIT	2020	2019
CURRENT LIABILITIES:		
Revolving line of credit – bank	$ 38,599	40,000
Current installments of long-term debts	214,099	143,389
Accounts payable - trade	275,186	129,195
Accrued expenses	217,366	92,057
Deferred revenue	-	250,811
Total current liabilities	745,250	655,452
LONG-TERM DEBTS, NET OF CURRENT INSTALLMENTS	1,014,709	500,491
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, no par value; 6,000 shares authorized; 575 shares issued at stated value	1,000	1,000
Additional paid-in-capital	369,441	369,441
Retained earnings	(1,039,061)	(681,593)
Total stockholders' equity	(668,620)	(311,152)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,091,339	844,791

M&S DISTRIBUTION, INC.
(dba HELIX COMPANY)
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2020 AND 2019

(See Accountants' Review Report)

	2020	2019
SALES		
Merchandise sales	$ 4,099,468	1,621,478
Less: Returns & Allowances	12,559	-
TOTAL SALES	4,086,909	1,621,478
COST OF GOODS SOLD	1,099,584	669,678
GROSS PROFIT	2,987,325	951,800
GENERAL AND ADMINISTRATIVE EXPENSES	3,248,647	1,281,049
LOSS FROM OPERATIONS	(261,322)	(329,249)
OTHER INCOME (EXPENSE):		
Other income	1,577	-
Interest expense, net	(97,723)	(34,123)
Other expense, net	(96,146)	(34,123)
Net loss	(357,468)	(363,372)
Retained earnings, beginning of the year	(681,593)	(318,221)
RETAINED EARNINGS, END OF THE YEAR	$ (1,039,061)	(681,593)

The accompanying notes are an integral part of these financial statements

M&S DISTRIBUTION, INC.
(dba HELIX COMPANY)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2020 AND 2019

	Common Stock Shares		Common Stock Amount		Additional Paid-in-Capital		Retained Earnings		Total Shareholders' Equity
Balance - December 31, 2018	**6,000**	**$**	**1,000**	**$**	**369,441**	**$**	**(318,221)**	**$**	**52,220**
Net Loss							(363,372)		(363,372)
Balance - December 31, 2019	**6,000**	**$**	**1,000**	**$**	**369,441**	**$**	**(681,593)**	**$**	**(311,152)**
Net Loss							(357,468)		(357,468)
Balance - December 31, 2020	**6,000**	**$**	**1,000**	**$**	**369,441**	**$**	**(1,039,061)**	**$**	**(668,620)**

The accompanying notes are an integral part of these financial statements

M&S DISTRIBUTION, INC.
(dba HELIX COMPANY)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2020 AND 2019

(See Accountants' Review Report)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (357,468)	(363,372)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	39,239	9,727
Changes in assets and liabilities:		
Receivables - trade	17,821	204,374
Inventories	(257,795)	142,144
Prepaid expenses	208,131	(233,131)
Deferred income	(250,811)	232,533
Accounts payable and accrued expenses	271,300	(280,026)
Total adjustments	27,885	75,621
Net cash used by operating activities	(329,583)	(287,751)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property, plant and equipment	(5,634)	(269,360)
Net cash used for investing activities	(5,634)	(269,360)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from note payable	1,273,625	199,990
Net change in note receivable officer	(220,549)	391,188
Proceeds from line-of-credit	1,401	
Repayment of line-of-credit	-	(8,452)
Repayment of long-term debts	(470,950)	(56,601)
Net cash provided by financing activities	583,527	526,125
Increase (Decrease) in cash during the year	248,310	(30,986)
Cash, beginning of the year	8,632	39,618
CASH, END OF THE YEAR	$ 256,942	8,632
Supplemental disclosures of cash flow information:		
Interest paid	$ 97,723	34,123

The accompanying notes are an integral part of these financial statements

M&S DISTRIBUTION, INC.
(dba Helix Company)
NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(See Accountants' Review Report)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General - The Company, located in the Massachusetts, was established in year 2000 and sells lateral training fitness equipment. The Company offers credit terms to its customers. All of the Company's trade receivables were generated from its sales of equipment.

Cash - The Company maintains cash balances at commercial banks. Accounts at the banks are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2020, the cash in local banks did not exceed the insured amount.

Inventories - Inventories of raw material and finished goods are stated at the lower of cost, determined on the average cost method or market.

Property and equipment - Property and equipment are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful lives of assets for financial reporting purposes. Expenditures for repairs and maintenance are charged against operations. Renewals and betterments that materially extend the life of an asset are capitalized.

Advertising and Marketing Costs – Advertising and marketing costs are charged to operations as incurred.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affects the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Tax Status – The Company has elected for federal income tax purposes, under the Internal Revenue Code and the State of Massachusetts, to be an S' Corporation. Generally, taxes on the income of S' Corporations are reported and paid at the stockholder level; therefore, no provision for income taxes is reflected in the financial statements of the Company.

M&S DISTRIBUTION, INC.
(dba Helix Company)
NOTES TO FINANCIAL STATEMENTS (Continued)

(See Accountants' Review Report)

2. INVENTORIES

The inventories at December 31, 2020 and 2019 consist of the following:

	2020	2019
Finished goods	$ 469,606	211,811

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:	2020	2019
Equipment	$ 272,560	269,360
Leasehold improvements	10,100	10,100
Office furniture and equipment	6,382	3,948
Total	$ 289,042	283,408

Certain property and equipment are pledged as collateral on debt as explained in Note 5.

4. ACCOUNTS RECEIVABLE

The Company operates and grants credit to customers. The Company has not established an allowance for doubtful accounts and does not use the reserve method for recognizing bad debts. Bad debts are treated as write-offs in the period management determines that collection is not probable. Bad debts as determined under this method did not vary significantly from the reserve method. Included in operating expenses are bad debts of $0 for the years 2020 and 2019, respectively.

M&S DISTRIBUTION, INC.
(dba Helix Company)
NOTES TO FINANCIAL STATEMENTS (Continued)

(See Accountants' Review Report)

5. NOTES PAYABLE – BANKS

BANK OF AMERICA

In 2018, the Company entered into an agreement with Bank of America to obtain a line of credit. The agreement was renewed in March 2021. Interest rate is a variable rate which is the index plus 6.5%. The daily periodic rate as of March 23, 2021 was 9.75%. The Company is in compliance with the loan covenants. The balance of the line of credit at December 31, 2020 and 2019 was $38,599 and $40,000 respectively.

6. LONG-TERM DEBTS

Long-term debts at December 31, 2020 and 2019 are as follows:

	2020	2019
Loan payable to Lenny Snyderman. No interest or terms.	$279,942	500,491
Promissory note payable to John Spencer Pingel in monthly installments of interest only computed at 6% interest through March, 2022.	500,000	-
Promissory note payable to Paypal in weekly installments of $2,177 including interest at 19% through November, 2020. Secured by equipment.	-	143,389
Promissory note payable to Paypal in weekly installments of $2,056 including interest at 12% through December, 2021. Secured by equipment.	94,565	-

M&S DISTRIBUTION, INC.
(dba Helix Company)
NOTES TO FINANCIAL STATEMENTS (Continued)

(See Accountants' Review Report)

6. LONG-TERM DEBTS (continued)

Promissory note payable to Small Business Association, no payments for first 10 months then monthly installments of $731 including interest at 3.75% through March, 2050. Secured by equipment.	149,900	-
Promissory note payable to Bee Investment in monthly installments of $2,500 including interest at 12% through April, 2023. Secured by lien on 26 Little's Lane, Marshfield, MA.	136,576	-
Payroll Protection Program payable to the U.S. Small Business Administration including interest at 1.00% through January, 2025. Full amount is expected to be forgiven in 2021.	67,825	-
Total long-term debts	1,228,808	643,880
Less current portion	214,099	143,389
Total long-term debts, net of current portion	$ 1,014,709	500,491

Scheduled maturities of long-term debts follows:

Years ending December 31	
2021	$ 214,099
2022	571,405
2023	22,804
2024	3,354
2025	3,482
Thereafter	413,664
	$ 1,228,808

M&S DISTRIBUTION, INC.
(dba Helix Company)
NOTES TO FINANCIAL STATEMENTS (Continued)

(See Accountants' Review Report)

6. LONG-TERM DEBTS (continued)

The Company received a loan in the amount of $67,825 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated May 4, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. No determination has been made as to whether the Company will be eligible for forgiveness, in whole or in part. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note. The loan may be repaid at any time with no prepayment penalty. The Company is expecting for the full amount to be forgiven in 2021. The full amount of the loan has been classified under current installment of long-term debt on the Balance Sheet.

7. SIGNIFICANT CUSTOMER

There was no sales of equipment to significant unrelated customers in 2020 and 2019, respectively.

8. SUBSEQUENT EVENTS

Subsequent events were evaluated through March 22, 2021, which is the date the financial statements were available to be issued.

- As of January 1, 2021, The Company has elected for federal income tax purposes, under the Internal Revenue Code and the State of Delaware, to be taxed as a C' Corporation.
- The Company has requested to change its name to Helix Fitness, Inc.
- The Company terminated the Subchapter "S" election on March 15, 2021. For the year beginning January 1, 2021, the Corporation will be taxed as a "C" corporation.

M&S DISTRIBUTION, INC.
(dba HELIX COMPANY)
SCHEDULES OF COST OF GOODS SOLD
YEARS ENDED DECEMBER 31, 2020 AND 2019

(See Accountants' Review Report)

	2020	2019
BEGINNING INVENTORY	$ 211,811	403,717
PURCHASES:		
Purchases	1,170,610	367,969
OPERATING COSTS:		
Freight & shipping	145,886	99,997
Samples	1,747	-
Warranty	79	79
Depreciation	39,057	9,727
Total operating costs	186,769	109,803
COSTS OF GOODS AVAILABLE FOR SALE	1,569,190	881,489
LESS: ENDING INVENTORY	469,606	211,811
COST OF GOODS SOLD	$ 1,099,584	669,678

M&S DISTRIBUTION, INC.
(dba HELIX COMPANY)
SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES
YEARS ENDED DECEMBER 31, 2020 AND 2019

(See Accountants' Review Report)

	2020	2019
Advertising and marketing	$ 1,289,173	262,130
Auto expense	233	-
Bank Charges	6,383	4,153
Cleaning	4,092	1,405
Commissions	171,486	24,934
Computer expenses	99	-
Depreciation	182	-
Donations	1,901	3,539
Dues and subscriptions	7,971	3,097
Employee benefits	43,071	30,139
Insurance	14,616	15,801
Legal and professional	113,300	104,914
Licenses and permits	941	209
Meals and entertainment	3,183	3,848
Merchant and payroll processing fees	34,680	16,977
Office salaries	229,030	471,892
Office supplies and expenses	2,793	(50)
Officer's salary	300,000	-
Payroll taxes	32,276	30,505
Payroll processing fee	3,783	3,164
Penalties and fines	-	79
Product development	225,433	5,550
Product inspection	12,620	-
Rent	6,000	5,500
Repairs and maintenance	23	-
Sales expenses	44,434	81,709
Shipping expense	430,202	96,724
Suspense	45,816	-
Taxes - other	1,811	675
Telephone	15,641	14,692
Travel	23,835	78,460
Utilities	3,180	2,876
Warehouse and storage fees	61,891	-
Website	118,568	18,127
TOTAL	$ 3,248,647	1,281,049

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Helix Fitness

The most effective cardio products ever built™


TRADITIONAL CARDIO
VS.
HELIX
Helix®
Lateral Trainer

Website | Boston, MA | SPORTS

$0.00 raised

0 Investors	**$28M** Valuation
$2.00 Price per Share	**$500.00** Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Why has Helix seen its sales triple in one year? Because in an industry driven by innovation, Helix is the company behind some of the biggest advances in a decade–and now, like the live indoor cycling craze, its products are 'connected,' meaning they're designed for home use but internet-connected for classes, coaching and community. The company's Helix brand trainers, scientifically proven more effective than traditional cardio machines, have been adopted by one of the country's most elite professional sports franchises and confer distinct advantages for female consumers. Its recently-launched Scoop brand has quickly become the country's #1 selling lateral trainer for seniors.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The global connected fitness equipment market was valued at $255.7 Million in 2020 and is projected to reach $1.5 Billion by 2027 as has been demonstrated by high-profile market successes in onDemand and live indoor cycling and exercise classes. (Source: Research and Markets)
- Prior to 2020, Helix was found only in elite gyms and in the training rooms of professional sports franchises like the LA Lakers and the Cleveland Cavaliers. Last year, the company went direct-to-consumer for the first time, garnering $4 million in sales, tripling sales revenue from the previous year.
- While some fitness modalities do not have patent protection, Helix's technology is internationally protected till 2034 by 11 patents. Its advisory board includes Danny Musico, former World Champion Boxer and Dr. Peter Mackay, founding member of the Titleist Performance Institute Advisory Board and former consultant to the Toronto Blue Jays and Canadian PGA Tour.


Helix®
LATERAL TRAINER

OVERVIEW

Pioneering the most effective cardio solutions for the top fitness consumers

Helix's products are uniquely poised to disrupt the fitness industry. The only cardio to work in 3D, Helix products have been shown in clinical studies to be dramatically more effective than bikes, treadmills, ellipticals or steppers. The lateral motion burns more fat and recruits more muscles than other cardio, including areas of particular concern to women (the top purchasers of fitness across all categories) such as the inner and outer thighs, glutes, and obliques. It's why Helix was adopted early and enthusiastically by star trainer Harley Pasternak, who has trained A-list celebrity clients like Lady Gaga, Katy Perry, Megan Fox and Halle Berry.







Helix products are not just for elite athletes; they are exceptionally well suited for an aging population as well. Scientific studies have demonstrated that lateral trainers confer important benefits for older adults, for example by addressing some causes of age-related balance decline and thus reducing fall risk in as little as 4 weeks of training. Because they safely strengthen key supportive musculature that other cardio ignores, lateral trainers are used successfully in pre- and post-rehabilitation of knee and hip replacement surgery patients. Studies show that they actually strengthen the knees and hips, quickly reducing pain for many, including those with arthritis and other age-related conditions.



Trusted by:

**Registered trademarks. While these teams use Helix Lateral Trainers in their training protocols, this is not meant to confer an endorsement by these teams.*

THE PROBLEM

Our bodies move in 3D, but cardio equipment didn't....until now

Consider traditional cardio equipment: bikes, ellipticals and treadmills. Each looks different, but they all move the body in one plane of movement only, from front to back, which means they concentrate their workout impact on the fronts and backs of the lower body only. But what if you wanted to work your inner thighs or your outer thighs? Or to work your glute medius? Your obliques? You'd have to add another workout at the end of your cardio session.

THE SOLUTION

Finally: a cardio solution that works the total lower body, from the core to the floor™

Lateral trainers are a genuine revolution. The first truly 3D cardio equipment, they work the body in all three dimensions of human movement, incorporating muscles that other machines – and daily life – don't even touch. This results in quicker, better, more effective workouts and real-life results, like a more toned body, reduced fall risk and an end to strength imbalances that can increase risk of injury. This is why the technology has been so quickly adopted by everyone from elite athletes to 'deconditioned' seniors.

The lateral effect

Studies show traditional cardio only works the front and back of the lower body. But move laterally and you engage the entire lower body a full 360° for enhanced muscle activity and increased calorie burn every second of every workout.



> "I've had a Helix in my club for a number of years. I've used it for everybody from pro athletes from many different sports to actors and it's a terrific tool because it works laterally; it works in a way that's sports specific that applies to real life. It's a great adjunct to any training and any sport.



GUNNAR PETERSON
One of America's Top Personal Trainers & Former Director of Strength and Endurance, LA Lakers

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*



THE MARKET

Multi-billion dollar fitness industry growing rapidly every year

At-home lifestyles and hectic schedules have led to the adoption of in-home fitness equipment, resulting in the rapid growth of industry revenue. The fitness equipment market continues to grow as it was valued at $11.5 billion in 2019, and is expected to reach $15.2 billion by 2027 at a CAGR of 3.5% from 2020 to 2027.

Fitness equipment market

$11.5B » » » » **$15.2B**

2019 2027


2019
2027
CARDIOVASCULAR TRAINING EQUIPMENT
STRENGTH TRAINING EQUIPMENT
OTHER EQUIPMENT

Amid the COVID-19 crisis, the global market for connected gym equipment estimated at $255.7 million in 2020, is projected to reach $1.5 Billion by 2027. As the demand for effective gym equipment rapidly increases, Helix is uniquely poised for expansion into global fitness markets.

Global market for connected gym equipment

$255.7M » » » » **$1.5B**

2020 2027



OUR TRACTION

Strong growth in revenue with expansion into international markets

In 2020, the company garnered $4 million in sales, exceeding projections and tripling sales revenue over 2019. With the introduction of both connected technology and direct-to-consumer selling platforms, Helix projects a doubling of net sales revenue in 2021, with projected cost of goods sold at about $4.1 million, projected gross margin at $5.2 million, and projected expenses at $5 million. Importantly, the company has secured 11 utility patents for its proprietary technology both in the U.S. and the top-producing international markets, providing protection for consumer markets AND crucially preventing knock-off production in the countries where fitness equipment is produced, in essence locking up the lateral training market as the company expands outside the U.S. Indeed, Helix has undertaken a culturally specific go-to-market plan for expansion into China in 2022. The company is positioned for strong growth.

11 UTILITY PATENTS FILED FOR LATERAL MOTION



GOOD MORNING AMERICA

"The Helix...is one of the secrets to your best beach body ever."

People

"The Helix targets your butt, thighs & hips, and burns fat while taking up 70% less space than a treadmill."

marie claire

"All those mixed movements force the core, butt & thigh muscles to work harder, combusting a whopping 800 calories an hour."

Boston MAGAZINE

The Helix...firms muscles in real trouble areas but then also does double duty by adding a cardio element...The results we're seeing are incredible."



$4M

GARNERED IN 2020, UP 300% YEAR ON YEAR

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

Helix's newest product, the Scoop Lateral Trainer, launched in January 2020, and grew from zero sales to more than $2 million in its first year. We believe sales in 2021 for the Scoop brand are already showing strong results.

The company's Helix brand products were launched in a new Shopify internet store on November 27, 2020. In fewer than 90 days, the new site produced over $300,000 in sales, with the average order value of $2,500+. Further, the company seeks to continue momentum with upcoming international marketing strategies, such as marketing campaigns in Asia and senior-citizen specific outreach in the United States and Canada.



Scoop lateral trainer sales

$2M (2020) » » **$5M** (2021) » » **$15M+** (2022)

Helix product sales

$300K
Sales 1st 90 days

$2.5K
Average order value

For the year 2021, the projected cost of goods sold is about $4.1 million, projected gross margin is about $5.2 million, and projected expenses are about $5 million. In the year 2022, the Company projects cost of goods sold at around $10.9 million, with projected gross margin at $14.1 million and projected expenses around $12 million. Please refer to the Forward Looking Information Legend in the Terms section of the campaign page.

OUR LEADERSHIP

The best of fitness, business, and marketing experts in a unified team

The Helix founding and leadership team brings decades of experience across the fitness industry, business development, and marketing. This stellar team of combined expertise provides dedication – and momentum – for rapid growth in the coming years.



LENNY SNYDERMAN
President & CEO

Mr. Snyderman is a competitive cyclist and the inventor of lateral training. In a career spanning 28 years both in the United States and Europe, he has been a fitness industry leader with a background in new product development, as well as sales and marketing for both brick & mortar retailers and Infomercial/DRTV for world-famous brands and fitness IP. Mr. Snyderman's extensive manufacturing expertise in Taiwan and China and his Mandarin language skills confer an edge in bringing products to the market at above industry average margins.



SPENCER PINGEL
Strategic Global Advisor

Spencer Pingel is recently retired from a 30-year career in Marketing at The Colgate Palmolive Company where he held senior leadership positions, including Vice President Global Design and Packaging, Vice President Consumer Insights and Analytics, and General Manager U.S. Oral Care. Mr. Pingel has extensive international experience, with previous posts in Paris, Warsaw, and Mexico City. He is fluent in Spanish and received his MBA from Columbia University.



LISEY GOOD
Director of Marketing

Ms. Good has over 25 years of experience in direct response and consumer product marketing in the fitness, health, and beauty categories. She served as Director of Marketing for the world's largest direct response company in the 1990s, bringing new products to market and managing campaigns with sales totaling over $250 million. Her background in fitness marketing includes directing the introduction of the Gold's Gym brand into Europe, for which she received the "Marketer of the Year" award for the entire UK sporting goods industry.



SCOTT LOGAN
Sales Director

A 35-year specialty fitness industry veteran of marketing, promoting, and managing brick & mortar and specialty fitness dealers, Mr. Logan has been employed in the sports industry in all aspects of management, from product development, marketing, sales management, and PR. He has unprecedented knowledge and expertise in the promotion and brand building of some of the world's most famous fitness brands.



ROBERT BAUMGARTNER
Customer Service, and Technical Support Specialist

Mr. Baumgartner has nearly 20 years of experience in managing and developing customer service and technical support systems in both the fitness industry as well as software development businesses. Mr. Baumgartner's years of customer service are crucial as an important foundational requirement for any direct- to-consumer venture. A former resident of Taiwan, Mr. Baumgartner is fluent in Chinese.

WHAT WE DO

360 cardio from the “core to the floor”

Helix produces lateral trainers for all levels of fitness, from ‘de-conditioned’ seniors to the most elite of athletes. The company’s products use proprietary technology that has been scientifically demonstrated to be superior to traditional cardio equipment like bikes, steppers, ellipticals and treadmills. Indeed, the products work the body ‘from the core to the floor,’ meaning that unlike other cardio equipment that simply focus on the fronts and backs of the lower body only, Helix’s lateral trainers work the entire lower body and core 360 degrees. Their products include the only cardio trainers that work the body in 3D.


Most effective cardio training ever



+55%

MORE CORE ACTIVATION

+39%

MORE GLUTE ACTIVATION

+50%

MORE OUTER THIGH ACTIVATION

AND

STRENGTHEN & PROTECT YOUR KNEES

Lateral trainers have unique benefits outside of fitness alone, giving them a place in the enormous rehabilitation and active aging market. For example, lateral trainers activate a rarely trained muscle called the gluteus medius that is crucial to stabilizing the knee joint. Regular use of lateral trainers can improve knee function, even for those with severe osteoarthritis or injury. Lateral training is also ideal for strengthening and increasing hip mobility, and thus is often used in physical therapy for patients, for example those preparing for or recovering from hip replacement surgery or injury. The future of the lateral trainer in professional fitness and rehabilitation is virtually guaranteed.


Traditional Cardio
VS
Helix
Gluteus Maximus
Hamstrings
Semitendinosus
Calf
Obliques
Gluteus Medius
Gluteus Maximus
Abductors
Hamstrings
Adductor Magnus
Semitendinosus
Calf

> "The Helix targets your butt, thighs, and hips and burns fat while taking up 70 percent less space than a treadmill...You have no impact, no pounding, no noise. Easy on your joints, hard on your muscles and that's what it's all about. My favorite piece of cardio, hands down.



HARLEY PASTERNAK
Celebrity Trainer, Nutritionist, Best-selling Author

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

THE BUSINESS MODEL

Excellent margins provide great marketing opportunities

Helix's new direct-to-consumer approach now generates sales from e-commerce platforms as well as from direct-response TV sales. The company's large margins allow it to quickly raise awareness for lateral training in general and its products specifically without incurring major marketing losses. Spreading the word about Helix and Scoop online and on TV is part of the path to a profitable bottom line for the company, and results since online and TV campaigns have started prove the strategy is working.


SHOP
ABOUT
SUPPORT
CONTACT
The most effective cardio product ever built.
Lorem ipsum dolor sit amet, consectetur adipiscing elit. Proin non viverra elit.
Your Bag
Model H1000 Touch
Model H1000 Touch
SUBTOTAL
CHECK OUT


FITNESS
FRIDAY

HOW WE ARE DIFFERENT

Bringing new, patented technologies to the home gym

While most of Helix's competitors are much larger companies, most are fighting for sales with the same or extremely similar product offerings. Helix and Scoop offer technology that moves the fitness industry in a new direction, literally and figuratively. With equipment that moves people laterally, Helix engages more muscles, burns more calories, and balances the body's musculature more evenly – all with one machine. Helix technology is patented until 2034, giving the advantage of having zero direct competitors with the same technologies or claims.


Helix

1

SIDE TO SIDE

Traditional machines concentrate work on the front & back of the legs: a Helix 3D workout sculpts the entire lower body 360.

2

BETTER THAN ELLIPTICALS

A clinical study found Helix outperformed a leading elliptical on 4/5 muscle groups.

3

COMPREHENSIVE WORKOUT

Helix users achieve target heart rates faster & activate more muscles than traditional cardio users. That means *you get a better workout in less time.*

4

SAVE TIME

Our lateral motion gives you better results in less time. In fact, a full Helix workout delivers cardio & toning benefits in half the time of a spin class.


Scoop
SCOOP

THE VISION

Enhancing fitness...and ready to take on the world

In 2020, the company saw a tripling of sales with a nearly 300% growth year-on-year. 2019 was spent preparing for new product offerings and putting into place the mechanisms for direct consumer sales, allowing online sales in 2020 to increase, particularly when bolstered by the COVID economy. Helix's next step was creating the connected technology that bolsters our trainers, making them "sticky" and naturally integrated into consumers' lives. Now that both the online sales models and the connected technology are in place, the company is poised to introduce its products into APAC and other global markets in the coming year.



WHY INVEST

A proven track record, successful sales and the momentum toward strong growth

Helix is already a successful company, with proven technologies, a comprehensive strategy for growth in place, and due to its 11 patents, no direct competitors. After a strong 2020 with $4 million in sales, Helix is now set to scale. With new investment, the company plans to grow across global markets with its proven products. The company's management team is composed of trusted professionals in the fitness, business, and marketing space – ensuring growth for its new, disruptive technologies. As Helix continues forward and up – and in lateral motion! – it invites investors to join on the journey to bring the industry's most effective cardio products to the world.


Your best shape ever
- at home

Testimonials

"

It's one of our top machines in terms of popularity with the members...it's a machine that people aren't used to seeing in other gyms, so it has that exotic appeal that helps attract potential new members."

AUSTIN SCISCIANI
YMCA Newark, OH

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

Meet Our Team



Lenny Snyderman

CEO, President, Treasurer, Secretary, and Director

Mr. Snyderman is a competitive cyclist and the inventor of lateral training. In a career spanning 28 years both in the United States and Europe, he has been a fitness industry leader with a background in new product development as well as sales and marketing for both brick & mortar retailers and Infomercial/DRTV for world-famous brands and fitness IP. Mr. Snyderman's extensive manufacturing expertise in Taiwan and China and his Mandarin language skills confer an edge in bringing products to the market at above industry average margins.



Spencer Pingel

Strategic Global Advisor

Spencer Pingel is recently retired from a 30-year career in Marketing at The Colgate Palmolive Company where he held senior leadership positions, including Vice President Global Design and Packaging, Vice President Consumer Insights and Analytics, and General Manager U.S. Oral Care. Mr. Pingel has extensive international experience, with previous posts in Paris, Warsaw, and Mexico City. He is fluent in Spanish and received his MBA from Columbia University.



Lisey Good

Director of Marketing

Ms. Good has over 25 years of experience in direct response and consumer product marketing in the fitness, health, and beauty categories. She served as Director of Marketing for the world's largest direct response company in the 1990s, bringing new products to market and managing campaigns with sales totaling over $250million. Her background in fitness marketing includes directing the introduction of the Gold's Gym brand into Europe, for which she received the "Marketer of the Year" award for the entire UK sporting goods industry.



Scott Logan

Sales Director

A 35-year specialty fitness industry veteran of marketing, promoting, and managing brick & mortar and specialty fitness dealers, Mr. Logan has been employed in the sports industry in all aspects of management, from product development, marketing, sales management, and PR. He has unprecedented knowledge and expertise in the promotion and brand building of some of the world's most famous fitness brands.



Robert Baumgartner

Customer Service, and Technical Support Specialist

Mr. Baumgartner has nearly 20 years of experience in managing and developing customer service and technical support systems in both the fitness industry as well as software development businesses. Mr. Baumgartner's years of customer service are crucial as an important foundational requirement for any direct- to-consumer venture. A former resident of Taiwan, Mr. Baumgartner is fluent in Chinese giving him a valuable asset in our international communications.

Offering Summary

Company : Helix Fitness, Inc.

Corporate Address : 572 Freeport St., Unit A, Boston, MA 02122

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $500.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 5,000

Maximum Number of Shares Offered : 535,000

Price per Share : $2.00

Pre-Money Valuation : $28,000,000.00

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time Based

First Week

Receive 10% Bonus Shares

Second Week

Receive 5% Bonus Shares

Amount Based

$500+

Receive a Free Scoop Lateral Trainer $299 value (shipping and handling not included).

$1,000+

Free Scoop Lateral Trainer ($299 value) + Helix Stainless Water Bottle and a baseball cap or 30% off any Helix branded product

$2,500+

Free Scoop Lateral Trainer ($299 value) + Helix Stainless Water Bottle and a baseball cap or 40% off any Helix branded product

$5,000+

Receive a free Helix Lateral Trainer H1000 ($2999 value) or 50% off any Helix Branded Product.

$10,000+

Receive a free Helix Lateral Trainer 3500 ($4999 value) + 5% bonus shares

$20,000+

Receive a free Helix Lateral Trainer 3500 ($4999 value) + 10% bonus shares

$50,000+

Receive a free Helix Lateral Trainer 3500 ($4999 value) + 15% bonus shares

$100,000+

Receive a free Helix Lateral Trainer 3500 ($4999 value) + 20% bonus shares

**All perks occur when the offering is completed.*

**All perks can be exchanged for a donation to one of three charities at an equivalent amount based on product costs.*

**All perks that include the Scoop lateral trainer can be gifted from the investor to a senior/retiree.*

The 10% StartEngine Owners' Bonus

Helix will offer 10% additional bonus shares of Common Stock for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares of Class A Common Stock (Non-Voting) which they purchase in this offering. For example, if you buy 100 shares of common shares at $2.00 / share, you will receive and own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Helix Fitness to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot reCAPTCHA Privacy - Terms

Post

Please sign in to post a comment.

start engine

©2021 All Rights Reserved

About
Our Team
Equity Crowdfunding 101
Blog
StartEngine Careers
Portfolio Job Board

Companies
Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

Investors
Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus
Form CRS

Legal/Contact
Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

OK, time to work out. You have a choice. Do you want to do your cardio for an hour and only concentrate on the fronts and backs of your lower body? Or, do you want to work out for half that time, get your total lower body 360 degrees and your core? It's a no brainer, right? Most people would choose better results in less time, and that's why Helix products are so game changing.

It used to be if you wanted to work your entire lower body, you had to do something else after your cardio, like strength training. I knew there had to be a better way. So, I invented it. It's called the lateral trainer.

Helix is very unique in that it allows you to work in three dimensions. It works your lower body to your core. It creates a stability to the core while activating the lower body and the glutes like no other piece of equipment. Clinically, we are seeing results that are far better than working one direction with an elliptical or a cycling action. We love our Helix.

The fitness industry is booming. In fact, home fitness sales are expected to reach 8.2 billion dollars in 2023. It's a market driven by innovation, and Helix has the next big innovation.

The motion that fuels a lateral trainer is our proprietary technology. We put it in all of our products, from bargain products sold on social media to cutting edge trainers used by the world's most elite athletes.

Because lateral trainers activate muscles that other cardio completely ignores, they were adopted right away by the fittest people on the planet.

Not just pro athletes but also Hollywood A-listers whose careers depend on them looking 100% perfect.

Helix lateral trainer, my favorite piece of cardio hands down.

Women especially love our machines because they work the muscles that other machines completely ignore. But studies also show that lateral trainers are better for seniors because they improve balance, and they work the knees and the hip joints. That's what motivated us to introduce the Scoop-at-home Lateral Trainer. It's exciting because our products are perfectly suited to the world's top consumers of fitness.

Fitness equipment sales are predicted to more than double in the next 4 years. We've already demonstrated our technology's appeal, increasing sales 300% last year. With investment to go mainstream, we see a strong growth opportunity.

Scoop Commercial

What if you could get healthier, slimmer and stronger without getting out of your chair? What if you could burn fat and build stronger knees and hips at home? Introducing the Scoop Lateral

Trainer. The world's #1 at home fitness solution so unique it's patented until 2035. So, what's the secret?

For years, working out meant the same thing: move your body in one direction, front to back. Treadmills, bikes, ellipticals, all front to back. But there's something better. Lateral training moves the body side to side and front to back so you use more muscles, including your toughest areas like inner and outer thighs and glutes.

Moving your lower body 360 degrees means you burn more calories more quickly. The Scoop isn't just zero impact. It's actually good for your joints. By strengthening the muscles that support healthy knees and hips and the lateral motion has been clinically proven to improve balance and lower fall risk.

Lateral training used to be just for elite athletes and Hollywood insiders who could spend the $4,000 or more that these trainers cost. Not anymore. The Scoop is small, lightweight, portable and using it couldn't be easier. Just take a seat, strap in and start pedaling.

Plus, you can choose your resistance level for a truly customized workout. Whether you are watching TV, working from home or reading a great book, improve your health and fitness without leaving your chair. Add some movement to your daily routine. Pick up the Scoop today and experience the best way to stay moving at home.

"What We Do" Section Video [No audio, text only]

Why waste time?

Would you rather spend an hour working out. . .

. . . or would you prefer that SAME workout in just 30 minutes?

Helix Lateral Trainers work MORE muscles than bikes, treadmills or ellipticals.

Working more muscles means users burn more fat every second of every workout.

Helix Lateral Trainers work muscles that bikes, treadmills and ellipticals completely ignore.

Muscles like the inner thighs, the outer thighs and the butt.

Simply change direction to change your workout focus.

With Helix Lateral Trainers, you reach target rates 23% faster than with traditional cardio.

. . .so users burn more fat every second of every workout.

Traditional cardio doesn't strengthen the core muscles.

Helix Lateral Trainers tone the core.

Traditional cardio can't give you BETTER knees.

Helix actually improves knee health by strengthening key supportive muscles.

Can your cardio do all this?

50% more outer thigh activation

42% more inner thigh activation

55% more core activation

Helix Lateral Trainers can really kick your butt . . . literally.

Stop spinning your wheels!

Go sideways and finally start getting somewhere.

<u>Fitness Friday Video</u>

Rhonda: Happy New Year, everybody! This is the fitness Friday version of that New Year's resolution that you're trying to keep by getting fit. What I am standing on may look like a stepper, but actually, check this out. It's called the Helix, and we're moving in a different way here at American Home Fitness. I'm with Eric Swanson, the President.

Now talk to me about what this is and why it is so important.

Eric: Well, good morning Rhonda, yeah, this is the Helix Lateral Trainer. This is using a 360 patented movement to basically activate muscles in a cardiovascular fashion that typically aren't used in a treadmill or elliptical.

Rhonda: It's all lower body. So, talk about what, how we are working these muscles that's different.

Eric: Okay, basically we're working them. This motion is activating our outer thighs 43% more than you would on a treadmill for instance. It's activating your glutes 38% more than you would like on an elliptical, and quite frankly, your core is engaged too. Those obliques, that traverse abdominus, is all active through this workout.

Rhonda: So, why is this important for say a golfer, a hockey player, a soccer player?

Eric: Well these, those sports, those athletes are moving laterally a lot, and while it is great to have great cardiovascular condition from a treadmill, if you are moving side to side, you need strong abductors, adductors, hip flexors, so you don't get injured.

Rhonda: And so is that what happens if we don't work those muscles, we're prone to more injuries?

Eric: Exactly, they tend to get dormant and when you go to activate them, you can pull something, you can tweak a knee. There's a lot of things that can happen if you don't have balanced fitness.

Rhonda: And I like how you said you can only spend 15 minutes on this and do the trick.

Eric: Absolutely, it's very economical, small in space 4 x 4 area, and if you can last 15 minutes on this, you’ve got buns of steel.

Rhonda: Was that 15 minutes? All right, well we are here at American Home Fitness. 7 locations all across the metro area. So, if you want to check out the Helix, just head out to one of their stores. I love this.

Eric: Yeah, keep working it!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.